EXHIBIT 12

CINEMARK HOLDINGS, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	December 31,
	2006		2007		2008	2009		2010

Computation of Earnings:
Pretax income (loss) from continuing operations before equity income (loss)	$15,172		$203,344		$(24,897)	$146,508		$210,939
Add:
Fixed charges	156,991		208,723		182,185	173,739		188,432
Amortization of capitalized interest	472		474		489	496		496
Distributed income (loss) of equity investees	(1,646)		(2,462)		(2,373)	(907)		(3,438)
Less:
Capitalized interest	(86)		(618)		(270)	—		—

TOTAL EARNINGS	$170,903		$409,461		$155,134	$319,836		$396,429

Computation of Fixed Charges:
Interest expense	$105,986		$140,869		$111,362	$97,730		$107,728
Capitalized interest	86		618		270	—		—
Amortization of debt issue costs	3,342		4,727		4,696	4,775		4,716
Interest factor on rent expense	47,577		62,509		65,857	71,234		75,988

TOTAL FIXED CHARGES	$156,991		$208,723		$182,185	$173,739		$188,432

RATIO OF EARNINGS TO FIXED CHARGES(1)	1.09	x	1.96	x	—	1.84	x	2.10	x

(1)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue cost and that portion of rental expense which we believe to be representative of the interest factor. For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $27.1 million.